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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard (City) North Carolina (State) 28712 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GablerMolis & Company, PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) North Carolina (State) 28801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC
HENDERSON COUNTY, NC
KRISTEN A. CURTIS
MY COMMISSION EXPIRES 7-26-2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164



To the Management and Members
Carolina Financial Securities, LLC
223 West Main Street
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2006 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

However, during our audit we became aware of certain matters that are opportunities for strengthening internal controls and operating efficiency. The accompanying comments and recommendations are intended solely for the information and use of management, and others within the organization and should not be used by anyone other than these specified parties.

*****

SEGREGATION OF DUTIES

Improvement in overall controls and the segregation of duties continues to occur, however, management should continually keep in mind that there are inherent limitations on the effectiveness of internal accounting controls due to the small size of the organization's accounting staff. As a result, it is technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances. The purpose behind the need for checks and balances is to reduce the possibility for errors

arising from such causes as misunderstanding of instructions, mistakes in judgment and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

BILLING

During our audit of the revenue recognition process, we noted that the investor files did not always contain adequate support to determine amounts invested. This made it difficult to recalculate commissions earned. We suggest that as cash is raised, a copy of the amount invested be placed in the investor file and reconciled with the daily blotter.

During our procedures, we also noted that updated engagement letters were not maintained in a centralized location. The engagement letter provides support for the amount of commission the Organization will earn upon raising funds for an investment venture. In one instance, we noted that a second offering was made and the commission terms had changed. Although, Management was able to provide the letters we requested and was able to provide other information to support the basis for the earning of commissions, we suggest that a copy of each signed engagement letter be included as part of the investment files. This will assist in making the files complete and eliminate wasted time in locating documents by providing a central location for maintaining the contracts.

*****

Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, no material inadequacies were noted with respect to the policies and procedures of Carolina Financial Securities, LLC as of December 31, 2006.

We wish to take this opportunity to express our appreciation for the assistance and cooperation given our representatives during our audit. Should you have any questions concerning the matters presented herein, we would be pleased to discuss them with you further at your convenience.

Sincerely,

GablerMolis & Company, PA

GablerMolis & Company, PA
January 29, 2007

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

Audited Financial Statements

For the Year Ended
December 31, 2006

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS



GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2006, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GablerMolis & Company, PA
January 29, 2007

CAROLINA FINANCIAL SECURITIES, LLC
Balance Sheet
December 31, 2006

Assets

Current assets:		
Cash and cash equivalents	$	16,826
Accounts receivable, net		74
Prepaid expense		385
Due from related party		2,615
Total current assets		19,900
Other assets:		
Property, improvements and equipment, net		22,454
Investments, at cost		91
Due from member		14,529
Total other assets		37,074
Total assets	$	56,974

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	1,914
Accrued payroll, taxes and commissions		4,740
Total current liabilities		6,654
Members' equity		50,320
Total liabilities and members' equity	$	56,974

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Income and Members' Equity
For the Year Ended December 31, 2006

Income from fees	$ 384,615
Less: direct cost of fees	379,039
Gross profit	5,576
Less operating expenses:	
Depreciation	17,820
Insurance	1,640
Rents and leases	40,642
Professional services	8,250
Telephone	2,298
Utilities	428
Office expenses and supplies	70
Repairs and maintenance	10,247
Employee retirement	600
Postage	499
Dues and subscriptions	171
Advertising	3,365
Shareholders meeting	3,295
Bad debt expense	96
Miscellaneous	2,636
Bank charges	172
Contributions	200
Printing and reproduction	969
Total operating expenses	93,398
Loss from operations	(87,822)
Other income (expense):	
Interest expense	(132)
Gain on investments	9,147
Total other income (expense)	9,015
Net loss	(78,807)
Members' equity beginning of year	129,127
Members' equity end of year	$ 50,320

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows used by operating activities:	
Cash received from customers	$ 388,600
Less cash paid for direct cost and operating expenses	(452,969)
Net cash used by operating activities	(64,369)
Cash flows provided from investing activities:	
Purchase of property, improvements and equipment	(10,000)
Purchase of investments	(24,000)
Proceeds from sale of investments	43,197
Net cash provided from investing activities	9,197
Net decrease in cash and cash equivalents	(55,172)
Cash and cash equivalents, beginning of year	71,998
Cash and cash equivalents, end of year	$ 16,826

Reconciliation of net income to net cash provided from operating activities:

Net loss	$ (78,807)
Adjustments:	
Depreciation	17,820
Bad debt expense	96
Gain on investments	(9,147)
Decrease in accounts receivable	2,452
Decrease in due from related party	1,385
Increase in prepaid expense	(385)
Increase in accounts payable	1,914
Increase in accrued payroll, taxes and commissions	303
Net cash used by operations	$ (64,369)

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Computation of Net Capital
December 31, 2006

Total assets	$ 56,974
Total liabilities	6,654
Net worth	50,320
Less non-allowable assets:	
Petty cash	(200)
Accounts receivable	(74)
Prepaid expense	(385)
Due from related party	(2,615)
Due from members	(14,529)
Furniture, equipment, and leasehold improvements	(22,454)
Investments	(91)
	(40,348)
Net capital	9,972
Minimum net capital requirement	5,000
Excess net capital	$ 4,972

Net capital previously reported by broker-dealer, December 31, 2006		$ 9,972
Add:	Increase for audited due from related party	.
	Increase for audited accrued payroll, taxes and commissions	-
	Net adjustment	-
Audited net capital		$ 9,972

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes

The Company, with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $3,365 for 2006.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2006:

Trade receivables	$ 227,781
Less: allowance for doubtful accounts	(227,704)
	$ 74

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2006 was $96.

Note C - Investments

The Company owned 1,500 non-traded warrants that had been awarded upon the completion of engagements with several customers as part of its compensation. The warrants gave Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. During the year, the options were exercised and stock was purchased at a cost of $24,000 ($16 per share). The shares were then sold for $43,197, net of transaction fees. The net gain on the sale of investments for the year ended December 31, 2006 was $9,147.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note D - Retirement Plan

Effective in 1998 the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2006 was $114.

Note E - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 14,529

These advances have been classified as long-term assets with no specific terms of repayment.

In the prior year, the Company moved operating locations. As a result, they shared office space, utilities and administrative services with a number of related companies. During the year, the Company was charged a management fee from Carolina Financial Group, LLC, a related party, for their pro-rata portion of rent, utilities, administration, etc. As of December 31, 2006, no formal management agreement had been signed. Total fees charged for the year ended December 31, 2006 were $72,040. These charges were coded to their respective expense accounts in the financial statements.

From time to time, other related companies use the services of Carolina Financial Securities, LLC's staff. When this occurs, the related party is charged back for the actual expenses incurred. As of December 31, 2006, CFG Wealth Management owed the Company, $2,615 for expenses incurred on its behalf.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note F - Property, Improvements and Equipment (continued)

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

Office equipment	$ 4,081
Computer equipment	80,432
Office furniture	44,979
Improvements	18,092
	147,584
Less: accumulated depreciation	(125,130)
Total	$ 22,454

Depreciation charged to operations was $17,820 during the year ended December 31, 2006.

Note G - Concentrations

Accounts receivable at December 31, 2006 includes approximately $104,000 or $45.7% of total gross receivables from three clients. Revenues from two separate clients represented approximately $277,000 or 72.1% of revenues for the year ended December 31, 2006.


END